Contact

www.linkedin.com/in/kevin-
charles-6348b5b5 (LinkedIn)

Top Skills

E-commerce Consulting

E-commerce Optimization

Software Development

Languages

Spanish (Native or Bilingual)

English

Italian

Kevin Charles

CEO @ Coco (YC S19)

New York City Metropolitan Area

Summary

The economic potential of Latin America will be unleashed not by frontal political assaults, but rather by implementing sophisticated technological systems that create smart ways to administrate and distribute resources

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Experience

Coco
Co-Founder & CEO
January 2019 - Present (3 years 4 months)
Greater New York City Area

Coco allows migrants to send goods to their families back home within a few hours. Our novel cash-to-goods approach is making Coco the new paradigm in remittance services.

Surbitcoin
Co-Founder & CEO
August 2014 - May 2017 (2 years 10 months)
Venezuela

The First Bitcoin Exchange in Venezuela.

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Education

Treehouse
Full-stack Javascript Developer · (2016 - 2017)

Universidad de La Sabana
International Economics and Finances · (2009 - 2015)

Y Combinator
Grocery delivery as remittance, Coco · (2019)